
332561
Tweedsmuir Park (North)
2117
2211
2038
1930
93E.024
93E.025
1438
539338
254478
254479
323557
323556
323558
93E.014
93E.015
Copyright © Province of British Columbia
Map Center: 127° 10' 14" W, 53° 12' 43" N